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Michele Middlemore CPA,CA CFA CBV

Managing Director, MC2 Business Advisors Inc.

Toronto, Canada Area

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MC2 Business Advisors Inc.

Canadian Institute of Chartered Business...

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 500+ connections

Michele has over 20 years of M&A and corporate finance experience both domestically and internationally, advising both public and private companies in a variety of industries including manufacturing, healthcare, consumer packaged goods, retail, technology and professional services. ...

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Experience

Managing Director

MC2 Business Advisors Inc.

Oct 2016 – Present · 2 yrs 4 mos

MC2 Business Advisors Inc. provides a full range of strategy and corporate finance advisory services for business owners and small to mid-size enterprises at all stages of the business life cycle including start-up operations:
- strategic planning and business expansion advisory services
- acquisition search and advisory services
- financial due diligence
- business planning and financial modelling
- sourcing of debt, equity and alternative financing/funding... See more

 **Sr. Vice President**

MNP Corporate Finance Inc.

May 2013 – Sep 2016 · 3 yrs 5 mos

Vice President, Acquisitions

Katz Group Canada Ltd.

Oct 2010 – Mar 2013 · 2 yrs 6 mos

Vice President, M&A Advisory Group

Aon

Oct 2007 – Oct 2010 · 3 yrs 1 mo

Vice President, Financial Advisory Services

PricewaterhouseCoopers

Jun 1992 – Oct 2007 · 15 yrs 5 mos

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Canadian Institute of Chartered Business Valuators

Chartered Business Valuator

2009

CFA Institute

Chartered Financial Analayst

2002

Canadian Institute of Chartered Accountants

Chartered Accountant

1995

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Skills & Endorsements

Mergers & Acquisitions · 46

Endorsed by **Kevin Melnyk and 3 others** who are highly skilled at this

Endorsed by **3 of Michele's colleagues at MNP**

Financial Modeling · 30

Endorsed by **Daniel Forest and 2 others** who are highly skilled at this

Endorsed by **3 of Michele's colleagues at Rexall Pharmacy Group Ltd.**

Financial Analysis · 28

Endorsed by **Kelly Burke and 4 others** who are highly skilled at this

Endorsed by **4 of Michele's colleagues at Rexall Pharmacy Group Ltd.**

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